Cordero Energy Inc

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

RECEIVED
2007 FEB 21 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021223

February 15, 2007

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: **Filing Desk**

SUPPL

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Provides Update".

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Cordero Energy Inc

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

RECEIVED
2007 FEB 21 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 15, 2007

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention: **Filing Desk**

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Provides Update".

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

File No. 82-34983

CORDERO ENERGY INC

RECEIVED

2007 FEB 21 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cordero Provides Update

February 15, 2007. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or "the Company") provides an update of activities and unaudited results. The Company also plans to release its fourth quarter and 2006 audited financial statements along with results from its 2006 independent reserve evaluation on March 12, 2007.

Production

Cordero reached its guidance for 2006 with average production of 3,103 boe/d. Approximately 700 boe/d of production was added in mid-December including 500 boe/d from new wells at Buffalo Lake (south Malmo) and 200 boe/d net from a Gething exploration well at Karr, Alberta. Weather related down-time and declines offset new production additions as fourth quarter production averaged 3,150 boe/d.

The Company has approximately 850 boe/d of stabilized production behind pipe and expects to average between 3,300 to 3,500 boe/d for the first quarter of 2007. Cordero is revising its production guidance for 2007 to a range of 3,800 to 4,200 boe/d, down from original forecasts of 4,200 to 4,600 boe/d due to the following:

- Several Belly River zones have declined faster than originally anticipated.
- As a result of the pressure communication within the Horseshoe Canyon formation at Malmo, some recent infill coalbed methane wells have had lower initial production rates. Although the rates were lower than forecast, the Company is still confident with its reserve estimates as the level of pressure communication is a positive indication that the Company will experience higher gas recoveries over time. In addition, some recent testing of the higher density, lower porosity coal intervals were completed between the primary Horseshoe Canyon coals. The results were encouraging and should contribute to the long-term reserve potential in the area.
- Exploration results leading to forecast risked production additions in 2007 were below expectations.
- The timing of projects from drilling to tie-in has been delayed to enable the Company to source the best services at competitive prices.

Capital Expenditures

Capital expenditures reached $85.5 million for the year including the acceleration of approximately $5.0 million of expenditures from the 2007 budget. The expenditures include pipeline and facility expansion at Buffalo Lake. These facilities have been designed to accommodate existing and future production growth, establishing Cordero as a dominant operator in the area.

Cordero expanded its 2006 expenditure levels to accommodate management's strategy of investing in new opportunities during a low price commodity price cycle. The Company has identified over 130 development drilling locations on its lands in the Malmo and Buffalo Lake areas including many with stacked potential. Cordero has over 25 net exploration locations identified on its lands outside of Malmo.

The Company successfully doubled its undeveloped land position during the year from 61,600 net acres to 122,870 net acres.

Malmo and Buffalo Lake

During the fourth quarter, eight wells were drilled in the Malmo and Buffalo Lake areas: two vertical wells, two conventional slant wells and four extended reach wells. Cordero plans to drill six to seven wells in the area during the first quarter of 2007.

Buffalo Lake was a significant success story for Cordero in 2006. Although only 2,500 acres were initially owned at Buffalo Lake, the Company identified significant resource potential around and under the lake. Slant-hole drilling was successfully tested followed by extended-reach drilling technology. This has allowed Cordero to access reserves previously thought to be inaccessible. The Company followed-up with a series of crown, freehold and third party acquisitions increasing its land holdings in the area to 21,800 acres.

Cordero has recently undertaken several other activities to assess the future resource potential in the area. One example was a successful program at north Malmo where lower Horseshoe Canyon coal sections were contacted using air drilling as a means of isolating the lower coal seams from the upper seams. Although it is believed the entire Horseshoe Canyon is gas charged, the upper section also contains in-situ water. The test results and the significant cost reduction associated with air drilling were encouraging, opening up development potential on these northern lands.

Exploration

The Company's first well in the 2006/2007winter program was drilled and cased at Colorado, located in northern Alberta. The well was subsequently completed and flow tested. Although further work is required, encouraging test rates totaling 330 boe/d were obtained from two intervals. Two exploration wells, drilled to the west of Colorado in the Clear area, were both dry and abandoned. An exploration well was cased in Bigoray for the Nordegg interval. The interval was encountered, but deemed non-commercial upon completion. At Bonanza, a completion in the Taylor Flat interval was undertaken. Testing and reservoir evaluation is ongoing.

The highlight of the fourth quarter was the commencement of production in December 2006 from a well at Karr, Alberta (Cordero 49% net). The well is currently producing 200 net boe/d and work is underway to review options for a follow-up well.

Cordero remains focused on expanding its opportunity base for the future. The Company has several significant exploratory opportunities in its inventory at Goose River, Puskwaskau, Trutch, Tupper, and Rambling. Both the Puskwaskau and Rambling prospects are expected to be drilled before spring break-up.

The Company has four sections of land on trend with the tight gas Montney exploration and development work that is on-going at Tupper in British Columbia. Cordero will assess development strategies for this land pending further results of ongoing industry activity.

Information in this release relating to 2006 results are unaudited and are subject to change.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

END